Exhibit 99.1
Net Industrial Cash achieved for the first time, €0.5 billion. Adjusted EBIT at €1.7 billion, margin at 5.7%; Adjusted Net Profit and Net Profit at €1.0 billion and €0.8 billion, respectively. Full year Guidance revised, Adjusted Net Profit target confirmed at ~€5.0 billion.

•	Worldwide combined shipments(1) of 1,301 thousand units, up 6%, primarily due to increases in NAFTA and LATAM

•	Net revenues of €29.0 billion, up 4%, with higher shipments and positive pricing (up 11% at constant exchange rates, or CER)

•	Adjusted EBIT of €1,655 million, down 11% (down 3% at CER), with margin down 100 bps to 5.7%

•	Adjusted net profit of €981 million, down 9% (flat at CER); Net profit of €754 million, down 35% (down 26% at CER)

•	Net industrial cash of €0.5 billion, an improvement of €1.8 billion in the quarter

•	2018 Guidance confirmed for Adjusted net profit and revised for other metrics

•	Remaining financial targets presented in the 2018-2022 Business Plan on June 1 are unchanged

Six months ended June 30				FINANCIAL RESULTS	Three months ended June 30
2018	2017	Change		(€ million, except as otherwise noted)	2018	2017	Change
2,505	2,370	135	+6%	Combined shipments(1) (thousands of units)	1,301	1,225	76	+6%
2,401	2,216	185	+8%	Consolidated shipments(1) (thousands of units)	1,250	1,138	112	+10%
56,020	55,644	376	+1%	Net revenues	28,993	27,925	1,068	+4%
3,266	3,402	(136)	(4)%	Adjusted EBIT(2)	1,655	1,867	(212)	(11)%
1,775	1,796	(21)	(1)%	Net profit	754	1,155	(401)	(35)%
2,019	1,751	268	+15%	Adjusted net profit(2)	981	1,080	(99)	(9)%
1.13	1.15	(0.02)		Diluted earnings per share (EPS) (€)	0.48	0.74	(0.26)
1.29	1.12	0.17		Adjusted diluted EPS(2) (€)	0.62	0.69	(0.07)

At June 30, 2018	At December 31, 2017	Change			At June 30, 2018	At March 31, 2018	Change
456	(2,390)	2,846		Net industrial cash/(debt)(2)	456	(1,313)	1,769
(16,362)	(17,971)	1,609		Debt	(16,362)	(16,242)	(120)
21,170	20,377	793		Available liquidity	21,170	19,394	1,776

ADJUSTED EBIT	ADJUSTED NET PROFIT

•
NAFTA record Q2 result of €1.4 billion, with 8.0% margin despite launch costs and negative foreign exchange impacts
•
LATAM up 68% year-over-year, with margin up 180 bps to 4.8%
•
APAC and Maserati down, including negative commercial impacts from announced changes to China duties for imported vehicles

•
Adjusted net profit down 9%, due to lower operating performance partially offset by reduced net financial and tax expense
•
Net financial expenses of €294 million, down €75 million primarily as a result of year-over-year gross debt reduction
•
Tax expense of €380 million, down €38 million, due to reduced U.S. tax rate and lower operating income partially offset by reduced permanent tax benefits

NET INDUSTRIAL CASH/(DEBT)	2018 GUIDANCE(3)

•
Improved €1.8 billion from March 2018 to a Net industrial cash position, a significant milestone for the Group
•
Industrial free cash flows of €1.5 billion (net of capital expenditures of €1.3 billion), as compared to €0.7 billion in Q2 2017
•
Available liquidity increased €1.8 billion in the quarter to €21.2 billion

•
Net revenues €115 - €118 billion from ~ €125 billion
•
Adjusted EBIT €7.5 - €8.0 billion from ≥ €8.7 billion
•
Adjusted net profit ~ €5.0 billion - confirmed
•
Net industrial cash ~ €3.0 billion from ~ €4.0 billion

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(1) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries; (2) Refer to page 6 for the reconciliation of Net profit to Adjusted EBIT and page 7 for the reconciliations of Net profit to Adjusted net profit, Diluted EPS to Adjusted diluted EPS, Debt to Net industrial cash/(debt) and cash flows from operating activities to industrial free cash flows; (3) Guidance is not provided on the most directly comparable IFRS financial statement line item for Adjusted EBIT and Adjusted net profit as the income or expense excluded from these non-GAAP financial measures in accordance with our policy are, by definition, not predictable and uncertain. Amounts do not include any impacts from the previously announced potential spin-off of the Magneti Marelli business.

Results by segment

Net revenues and Adjusted EBIT
Net revenues			Adjusted EBIT
Three months ended June 30			Three months ended June 30
2018	2017	(€ million)	2018	2017
17,539	16,081	NAFTA	1,397	1,351
2,106	2,011	LATAM	101	60
652	976	APAC	(98)	44
6,330	6,010	EMEA	188	200
568	1,074	Maserati	2	152
2,609	2,654	Components (Magneti Marelli, Comau, Teksid)	130	130
(811)	(881)	Other activities, unallocated items and eliminations	(65)	(70)
28,993	27,925	Total	1,655	1,867

NAFTA	Three months ended June 30		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	676	576	+17%	—
Net revenues (€ million)	17,539	16,081	+9%	+18%
Adjusted EBIT (€ million)	1,397	1,351	+3%	+13%
Adjusted EBIT margin	8.0%	8.4%	-40 bps	—

Record Q2 Adjusted EBIT; margin at 8.0%; U.S. market share at 13.0%, up 60 bps
•
U.S. market share(4) at 13.0%, up 60 bps year-over-year, with retail share at 12.8%, up 80 bps, and U.S. fleet mix at 22%, in line with prior year
•
Increase in shipments mainly due to all-new Jeep Wrangler, new Jeep Cherokee and Jeep Compass, as well as Dodge Journey, partially offset by decreased volumes of Ram heavy-duty due to planned shutdown for retooling for next generation model
•
Higher shipments of all-new Ram 1500, with continued improvement in resolving launch issues
•
Higher Net revenues due to positive effects from volumes and increased net pricing on existing vehicles and new launches, partially offset by negative foreign exchange translation effects
•
Adjusted EBIT increase due to higher volumes and net pricing, partially offset by increased product content and launch costs and negative foreign exchange translation effects

LATAM	Three months ended June 30		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	150	132	+14%	—
Net revenues (€ million)	2,106	2,011	+5%	+26%
Adjusted EBIT (€ million)	101	60	+68%	+116%
Adjusted EBIT margin	4.8%	3.0%	+180 bps	—

Market share growth; Adjusted EBIT up 68% with highest margin since Q4 2014
•
Market-leader in Brazil, with share(5) up 80 bps to 18.4%, Argentina up 110 bps to 13.7%
•
Increase in shipments primarily due to all-new Fiat Argo and Cronos, as well as Pernambuco-built vehicles, partially offset by discontinued vehicles
•
Net revenues increase primarily due to higher shipments, positive mix and net pricing, partially offset by negative foreign exchange translation effects
•
Adjusted EBIT increase mainly as a result of higher Net revenues, partially offset by higher industrial costs including inefficiencies from the truckers' strike, advertising costs related to new vehicles and negative foreign exchange translation effects

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(4) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive; (5) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

APAC	Three months ended June 30		Change
	2018	2017	Actual	CER
Combined shipments(1) (thousands of units)	53	80	(34)%	—
Consolidated shipments(1) (thousands of units)	20	22	(9)%	—
Net revenues (€ million)	652	976	(33)%	(28)%
Adjusted EBIT (€ million)	(98)	44	n.m(6)	n.m(6)
Adjusted EBIT margin	(15.0)%	4.5%	n.m(6)	—

Jeep Grand Commander launched; lower China JV shipments
•
Combined shipments down primarily due to lower shipments from the China JV as a result of market decreases, particularly in the SUV segments, and increased competition from domestic brands in China
•
Net revenues decrease due to lower consolidated volumes, unfavorable mix and pricing actions resulting from announced changes to China import duties
•
Decrease in Adjusted EBIT primarily due to lower Net revenues and lower results from China JV, partially offset by lower marketing costs

EMEA	Three months ended June 30		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	396	395	—%	—
Net revenues (€ million)	6,330	6,010	+5%	+6%
Adjusted EBIT (€ million)	188	200	(6)%	(6)%
Adjusted EBIT margin	3.0%	3.3%	-30 bps	—

Jeep shipments up 73%; restyled Renegade revealed
•
European market share (EU28+EFTA) for passenger cars down 30 bps to 6.9% and Light commercial vehicles (LCVs)(7) down 70 bps to 12.5%
•
Shipments flat against prior year, with higher Jeep and Alfa Romeo shipments offsetting lower Fiat volumes
•
Net revenues up compared to prior year primarily due to improved mix, partially offset by lower net pricing
•
Adjusted EBIT slight decrease primarily due to negative net pricing more than offsetting purchasing and manufacturing efficiencies

MASERATI	Three months ended June 30		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	7.8	13.2	(41)%	—
Net revenues (€ million)	568	1,074	(47)%	(46)%
Adjusted EBIT (€ million)	2	152	(99)%	(99)%
Adjusted EBIT margin	0.4%	14.2%	n.m(6)	—

Results negatively impacted by China import duty changes
•
Shipments down, primarily reflecting impact from import duty reductions in China applicable from July 1 delaying wholesale and retail buying decisions
•
Net revenues decrease primarily due to lower volumes and unfavorable mix due to China volume reduction
•
Adjusted EBIT decrease primarily due to lower volumes and negative pricing in connection with China duty reduction

______________________________________________________________________________________________________
(6) Number is not meaningful; (7) Due to unavailability of market data for Italy, the figures reported are an extrapolation and discrepancies with actual data could exist.

COMPONENTS (Magneti Marelli, Comau and Teksid)	Three months ended June 30		Change
	2018	2017	Actual	CER
Net revenues (€ million)	2,609	2,654	(2)%	+4%
Adjusted EBIT (€ million)	130	130	—%	+7%
Adjusted EBIT margin	5.0%	4.9%	+10 bps	—

Magneti Marelli Adjusted EBIT improvement offset by Comau
•
Net revenues slightly down from prior year, with higher volumes at Magneti Marelli more than offset by negative foreign exchange translation effects
•
Adjusted EBIT flat versus prior year (up 7% at CER) with higher volumes at Magneti Marelli offset by negative price impacts at Comau and negative foreign exchange translation effects

Brand Activity

▪
All-new Jeep Grand Commander 7-passenger SUV launched in China
▪
Restyled 2019 Jeep Renegade unveiled in Europe
▪
All-new Jeep Compass is awarded ANCAP 5-star safety rating in Australia
▪
Jeep Wrangler named “2018 Northwest Outdoor Activity Vehicle of the Year” by Northwest Automotive Press Association

▪
All-new 2019 Ram 1500 named one of Ward's 10 Best Interiors for 2018
▪
All-new 2019 Ram 1500 received overall “Best Family Car” and “Best Family Truck” awards from Greater Atlanta Automotive Media Association

▪ Maserati showcases GranLusso and GranSport range strategy at China 2018 in Beijing

▪
Alfa Romeo Stelvio and Stelvio Quadrifoglio named to Car and Driver 2018 Editors' Choice list
▪
Alfa Romeo Giulia Quadrifoglio wins Australia's “Best Driver's Car” at the 2018 Motoring Awards
▪
Alfa Romeo Giulia wins Red Dot Design Award in Germany
▪
Alfa Romeo Giulia wins 25th edition of the “Compasso d'Oro ADI” award from the Italian Industrial Design Association

▪
Waymo partnership expanded with agreement to deliver up to an additional 62,000 Chrysler Pacifica Hybrid minivans to Waymo's self-driving fleet
▪
Chrysler Pacifica Hybrid received Best Environmental Performance and Best All-Around Performance from the Automotive Science Group
▪
Chrysler Pacifica named “Family Car of Texas”, “Green Car of Texas” and “Minivan of Texas” by Texas Auto Writers Association

▪ 2019 Dodge Durango Pursuit revealed at National Sheriffs' Association Show in New Orleans
▪ Abarth 500 named to U.S. News & World Report's 2018 list of “Fastest Cars for the Money”

▪
Fiat marks production of 2,000,000 units of the iconic Fiat 500 at Tychy Plant in Poland
▪
New 2018 Fiat 500X Blue Sky and Adventurer Editions introduced in U.S.
▪
New Fiat MY18 500X range and special launch edition in Australia

Reconciliations

Six months ended June 30		Net profit to Adjusted EBIT	Three months ended June 30
2018	2017	(€ million)	2018	2017
1,775	1,796	Net profit	754	1,155
621	1,580	Tax expense	395	1,152
603	805	Net financial expenses	294	369
		Adjustments:
115	—	U.S. special bonus payment	—	—
164	55	Impairment expense and supplier obligations(A)	164	55
78	—	Employee benefits settlement losses(B)	78	—
4	79	Restructuring costs	1	44
—	43	Resolution of certain Components legal matters	—	43
(43)	—	Recovery of costs for recall - airbag inflators(C)	(43)	—
(63)	—	Recovery of costs for recall - contested with supplier	—	—
—	(49)	Gains on disposal of investments	—	(49)
—	(895)	Reversal of a Brazilian indirect tax liability	—	(895)
12	(12)	Other	12	(7)
267	(779)	Total adjustments	212	(809)
3,266	3,402	Adjusted EBIT(8)	1,655	1,867
Q2 2018 Adjusted EBIT excludes adjustments primarily related to:

(A)	Impairment expense of €109 million, primarily in EMEA and APAC, and supplier obligations of €55 million, resulting from changes in product plans in connection with the updated business plan

(B)	Charge arising on settlement of a portion of a supplemental retirement plan in NAFTA

(C)	Recovery of amounts accrued in 2016 in relation to costs for recall campaigns related to Takata airbag inflators.

______________________________________________________________________________________________________
(8) Adjusted EBIT excludes certain adjustments from Net profit including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit).

Six months ended June 30		Net profit to Adjusted net profit	Three months ended June 30
2018	2017	(€ million)	2018	2017
1,775	1,796	Net profit	754	1,155
267	(779)	Adjustments (as above)	212	(809)
(23)	—	Tax impact on adjustments(D)	15	—
—	453	Brazil deferred tax assets write-off	—	453
—	281	Reduction of deferred tax assets related to reversal of a Brazilian indirect tax liability	—	281
244	(45)	Total adjustments, net of taxes	227	(75)
2,019	1,751	Adjusted net profit(9)	981	1,080
Q2 2018 Adjusted net profit excludes adjustments primarily related to:

(D)	Reflects tax impact on adjustments excluded from Adjusted EBIT noted above.

Six months ended June 30		Diluted EPS to Adjusted diluted EPS	Three months ended June 30
2018	2017		2018	2017
1.13	1.15	Diluted EPS (€/share)	0.48	0.74
0.16	(0.03)	Impact of adjustments, net of taxes, on Diluted EPS (€/share)	0.14	(0.05)
1.29	1.12	Adjusted diluted EPS (€/share)(10)	0.62	0.69
1,567,360	1,551,364	Weighted average number of shares outstanding for Diluted EPS (thousand)	1,568,497	1,553,791

Debt to Net industrial cash/(debt)	At June 30, 2018	At March 31, 2018	At December 31, 2017
(€ million)
Debt	(16,362)	(16,242)	(17,971)
Current financial receivables from jointly-controlled financial services companies	296	362	285
Derivative financial assets/(liabilities), net and collateral deposits	326	226	206
Current debt securities(11)	284	172	176
Cash and cash equivalents	13,243	11,579	12,638
Net cash/(debt)	(2,213)	(3,903)	(4,666)
Exclude: Net financial services debt	2,669	2,590	2,276
Net industrial cash/(debt)(12)	456	(1,313)	(2,390)

Cash flows from operating activities to Industrial free cash flows		Three months ended June 30
(€ million)		2018	2017
Cash flows from operating activities		2,836	2,941
Less: Operating activities not attributable to industrial activities		(19)	(57)
Less: Capital expenditures for industrial activities		(1,318)	(2,205)
Industrial free cash flows(13)		1,499	679
______________________________________________________________________________________________________
(9) Adjusted net profit is calculated as Net profit excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature; (10) Adjusted diluted EPS is calculated by adjusting Diluted EPS for the post-tax impact of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature; (11) Excludes certain debt securities held pursuant to applicable regulations (€67 million at June 30, 2018, €56 million at March 31, 2018 and €59 million at December 31, 2017); (12) Net industrial cash/(debt) is computed as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) certain current debt securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial cash/(debt). Net industrial cash/(debt) should not be considered as a substitute for cash flows or other financial measures under IFRS; in addition, Net industrial cash/(debt) depends on the amount of cash and cash equivalents at each balance sheet date, which may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control. Net industrial cash/(debt) should therefore be evaluated alongside these other measures as reported under IFRS for a more complete view of the Company’s capital structure and liquidity; (13) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities related to financial services, net of eliminations; Investment in property, plant and equipment and intangible assets for industrial activities; and adjusted for discretionary pension contributions in excess of those required by the pension plans.

This document, and in particular the section entitled “2018 Guidance”, contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the Company's expectations as to the achievement of certain targeted metrics, including net cash/(debt) and net industrial cash/(debt), revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are, by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Group's ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic  environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group's ability to expand certain of the Group's brands globally; the Group's ability to offer innovative, attractive products; the Group's ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification and autonomous driving characteristics; various types of claims, lawsuits, governmental investigations and other contingent obligations affecting the Group, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group's defined benefit pension plans; the Group's ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; a significant malfunction, disruption or security breach compromising the Group’s information technology systems or the electronic control systems contained in the Group’s vehicles; the Group's ability to realize anticipated benefits from joint venture arrangements; the Group's ability to successfully implement and execute strategic initiatives and transactions, including the Group's plans to separate certain businesses; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On July 25, 2018, at 1 p.m. BST, management will hold a conference call to present the 2018 second quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group website prior to the call.

London, July 25, 2018